EXHIBIT 99.1

Seabridge Gold Obtains Permits for Deep Kerr Exploration Adit

TORONTO, Oct. 11, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc (TSX:SEA) (NYSE:SA) announced today it has received the permits from the BC Government necessary to develop an exploration adit into the large Deep Kerr Deposit at its 100%-owned KSM Project located in northwestern BC.

The proposed 2,100 meter long adit is designed to facilitate cost-effective underground exploration drilling of the Deep Kerr Deposit at depth compared to surface drilling. The adit would be collared in the Sulphurets Valley at the base of Kerr Mountain, declining at a 12 percent grade parallel to the footwall of the Kerr deposit, allowing access to mineralized zones that have only been tested to depths approximately 1,800 meters below surface. To date, all drilling at Deep Kerr has been from surface, resulting in very long holes which are slow and expensive to drill.

A new Preliminary Economic Assessment (PEA) released on October 6, 2016, recommends that mining of both the Kerr Deposit and the Deep Kerr Deposit below it should proceed together by underground block caving (see http://seabridgegold.net/News/Article/630/).  The PEA predicts improved economic returns and a significantly smaller environmental footprint for the KSM Project compared to the 2016 Preliminary Feasibility Study released on September 19, 2016.

Seabridge Gold Chairman and CEO Rudi Fronk stated: "We are pleased to receive these permits which will be needed to upgrade Deep Kerr’s inferred resource to higher categories. The adit will also provide the opportunity to collect additional geotechnical information required to finalize the development of a block cave underground mine plan for the Kerr Deposit.”

The permits include Ministry of Environment discharge authorizations for the operation of a water treatment facility to remove suspended sediments, pH, metals and ammonia from underground effluent; a mining permit from the Ministry of Energy and Mines authorizing the construction of the exploration adit and associated infrastructure including a rock storage facility; and a water license from the Ministry of Forests, Lands and Natural Resource Operations approving the surface water management system associated with the adit infrastructure. The permits include requirements for posting reclamation securities with the BC Government to cover full reclamation and closure costs associated with the proposed exploration activities.

“I would like to express my appreciation for the efforts of BC’s regulatory agencies and representatives from the Tahltan Central Government for their dedication in reviewing and approving our permit applications.  I would also like to acknowledge the continued involvement of the representatives of the State of Alaska in KSM’s permit reviews, thus assisting in the ongoing responsible advancement of our project. Finally, I want to thank our technical team, including the numerous consultants who assisted in the development of our permit applications,” Fronk said.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding a PEA and a preliminary feasibility study of the potential economics of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the PEA and the preliminary feasibility study, as well as assumptions and risks relating to them appears in the respective news releases relating to them. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information, please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net